

May 30, 2014

Richard Horowitz, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, New York 10036-6797

Re:    Altegris KKR Private Equity Master Fund
       SEC File Numbers: 333-195620; 811-22963

       Altegris KKR Private Equity Fund
       SEC File Numbers:  333-195860; 811-22964

Dear Mr. Horowitz:

We have reviewed the registration statements of Altegris KKR Private Equity Master Fund (the "Master Fund"), filed on May 1, 2014, and Altegris KKR Private Equity Fund (the "Feeder Fund"), filed on May 9, 2014, both on Form N-2 under the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940 (the "1940 Act"). The purpose of these registration statements is to register common shares. We have the following comments.

## Prospectus of the Master Fund

**Cover Page**

1.   Please include a statement in bold on the outside cover page that investing in the Master Fund may be *speculative* and involves a *high* degree of risk with a cross-reference to the discussion of those risk factors in the prospectus.  *See Item* 1.1.j of Form N-2.

## Summary of Terms

2.  "Terms" can either mean "definitions of terms" or "terms of the offering".  Please consider changing the heading to something less ambiguous, such as "Prospectus Summary" or "Summary of the Offering".

**Investment Program, Pages 1-5**

3.  In the last paragraph on page 1, delete "broad" before "exposure" since the Fund will be focused on KKR-related private equity investments.

4.  The last sentence in the first full paragraph on page 2 states: "KKR invests its own capital alongside its partners' capital" is confusing.  Since KKR is itself a limited partnership what capital would it have independently of its partners?  Does "its partners" refer to persons other than KKR's own partners?  Please clarify the disclosure.

5.  The disclosure asserts that "KKR is not a sponsor, promoter, adviser or affiliate of the Fund".   In your response letter, please provide your justification for KKR not occupying any of these roles.

6.  On page 3 in the second sentence of the third full paragraph, explain what is meant by "control investments".

7.  In the same paragraph, include a statement that the transactions described therein were formerly referred to as "leveraged buyouts".  Please try to render this paragraph into plain English.

8.  Please describe the credit quality criteria for the debt instruments used in "special situations investments" and, if below investment grade, include the term "junk bonds" in the description.

9.  Clarify and render into plain English the following sentence: "Special situations investments may include debt investments that provide a middle level of financing below the senior debt level and above the equity level."  This sentence also implies that the "level" of senior debt is always higher than that of equities.  Is this verifiably true?

10.  "Co-Investment Opportunities" are defined as "acquiring an interest in an operating company alongside an investment by a private equity fund".   Please make it clear whether the Master Fund will be directly "acquiring an interest" or will be involved in Co-Investment Opportunities only indirectly through its investments in private equity funds.  Also, please explain why such transactions do not fall within the purview of Rule 17d-1 under the 1940 Act.

**Purchase of Shares, Pages 20-21**

11.  The risk that shares of the Master Fund might be sold to individuals, for whom such a complex, speculative, and high risk investment may deemed to be unsuitable,  should be minimized as much as possible.  Similar funds doing public and private offerings require a much higher minimum initial investment than $10,000.  Please also consider raising the bar for investor eligibility from the "accredited investor" standard under Rule 501(a) of Regulation D to, say, the "qualified purchaser" standard of Section 2(a)(51) of the  1940 Act.

**Summary of Fees and Expenses, Pages 26-27**

12. The first footnote states "The Investment Funds in which the Fund intends to invest generally charge a management fee of [1.00] % – [1.75] % and approximately [20] % of net profits as a carried interest allocation, subject to a preferred return and a claw back."  Please add this discussion to the "Fees and Expenses" section on page 18-19 and explain "carried interest", "preferred return" and "claw back".

**Structure, Page 28**

13. Both paragraphs of this section begin with statements as to the comparability and similarity of the Master Fund to private investment funds not registered under the 1940.  Please explain why these statements are appropriate.  The Master Fund, as a closed-end investment company registered under the 1940 Act, is subject to an entirely different regulatory environment that imposes  more transparency  and scrutiny than is required for unregistered private investment funds.

**Leverage, Page 36**

14. Please inform the staff in your response to these comments whether the Fund has obtained a credit facility and, if so, identify the provider of the credit facility.

**Investment Related Risks, Pages 37-45**

15. Page 43 of this section discloses that the Master Fund intends to hold its interests in the investment funds in non-voting form.  Please disclose why the Master Fund intends to hold these interests in non-voting form and whether the Master Fund's Board of Trustees has approved this policy.

16. Please amplify the risk disclosure by discussing the deficiencies that have been recently attributed to the private equity industry such as misallocation of fees and expense, charging improper fees by advisers, questions as to the accuracy of financial statements, weak internal controls, and the possibility of regulatory enforcement actions and litigation.  Also, disclose any pending legal or regulatory proceedings that may materially affect KKR's ability to conduct its business.

**Management of the Fund, Page 51**

17. Please explain the nature of the "investment advisory services" provided by the Sub-Adviser.  Do these include selection and purchase and sale of Fund investments?

**Calculation of Net Asset Value, Page 54**

18. This section describes the valuation procedures that the Fund's Board of Trustees has approved.  Please provide the staff with a copy of the valuation procedures adopted by the Trustees to discharge their responsibilities under Section 2(a)(41) of the 1940 Act.

**Transfers of Shares, Page 65**

19.  Discussion of the proposed NASDAQ Private Market's Trading Platform may be premature at this time and may mislead investors as to the liquidity and transferability of the Fund's shares.

**Statement of Additional Information ("SAI")**

**Fundamental Policies, Page 1**

20.  With respect to the non-concentration policy, add disclosure indicating that the Master Fund and its Adviser will consider the industry concentration of the Investment Funds when determining compliance with its own non-concentration policy.

**Trustees and Officers, Pages 5-6**

21.  The disclosure about the Trustees and Officers of the Fund must be furnished by a pre-effective amendment.

**Prospectus and SAI of the Feeder Fund**

22.  Any comment made with respect to the Master Fund, should be considered applicable to similar disclosure found in the Feeder Fund's registration statement.

**General Comments**

23.  Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

24.  We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

25.  Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

26.  Please review and revise the prospectus where necessary so as to conform to the Commission's plain English requirements of Rule 421 under Regulation C under the 1933 Act. *See* Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, <u>A Plain English Handbook</u> (1998).

27.  If the Fund intends to rely on Rule 430A under the 1933 Act to omit certain information from the prospectus included with the final pre-effective amendment, please identify the omitted information to us supplementally, preferably before filing the Fund's final pre-effective amendment.

28.  All registrants are reminded of their obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

\*   \*   \*

Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Funds and their management are in possession of all facts relating to Fund disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Funds from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

- the Funds may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please contact the undersigned at (202) 551-6961 should you have any questions regarding this letter.

Sincerely,

*/s/ John Grzeskiewicz*

John Grzeskiewicz
Senior Counsel